
April 29, 2011

Mr. Douglas J. Wetmore
Chief Financial Officer
Griffon Corporation
712 Fifth Avenue, 18th Floor
New York, NY 10019

> **Re:** **Griffon Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed November 17, 2010**
> **Response Letter Dated April 21, 2010**
> **File No. 1-06620**

Dear Mr. Wetmore:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2010

Financial Statements

Note 20- Business Segment, page 89

1. We note your response to our prior comment number three. Please provide us a more enhanced analysis to support your economic similarity assertion that includes 3-5 years of sales and gross profits for your Clopay Business Products (CBP) and Ames True Temper (ATT) reporting units.

2.   In accordance with ASC 280-10-50-40, please revise future filings to disclose the revenues from external customers for each product or each group of similar products underlying your business segments.

Closing Comments

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

W. John Cash
Branch Chief